FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2005

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Reid House
                                31 Church Street
                                 Hamilton HM FX
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  X    Form 40-F
                                     -----           -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes       No  X
                                       -----    -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

   Attached hereto as Exhibit 1 is a copy of a press release dated September 15, 2005 announcing that Nordic American Tanker Shipping Limited (the "Company") has entered into a new $300 million Revolving Credit Facility with a five year term.

                                 [company logo]

Nordic American Tanker Shipping Ltd. (NAT) - (NYSE: NAT) Enters into a New USD 300 million Credit Facility

Hamilton, Bermuda, September 15, 2005

Nordic American Tanker Shipping Ltd. (the "Company") (NYSE:NAT) today announced that the Company has entered into a new $300 million Revolving Credit Facility with a five year term, replacing the previous Credit Facility entered into in October 2004 which had a one-year term. The new facility will provide funding for acquisitions of vessels and for general corporate purposes. There is no reduction of the facility or repayment of principal due during the five year period.

Herbjorn Hansson, the Company's Chairman and Chief Executive Officer, commented:
"The new credit facility gives us flexibility and is an effective tool for the Company's further expansion, facilitating long-term planning. The credit facility has been provided by four international shipping banks and is a sign of the trust that these first class banks place in our Company".

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement and our Annual Report on Form 20-F.

Contacts:      Scandic American Shipping Ltd.
               Manager for:
               Nordic American Tanker Shipping Ltd.
               P.O Box 56, 3201 Sandefjord, Norway
               Tel: + 47 33 42 73 00
               E-mail:  nat@scandicamerican.com
                        -----------------------

               Web-site:  www.nat.bm

               Rolf Amundsen
               Chief Financial Officer
               Nordic American Tanker Shipping Ltd.
               Tel: +1 800 601 9079 or + 47 908 26 906

               Herbjorn Hansson
               Chairman & CEO
               Nordic American Tanker Shipping Ltd.
               Tel:  +1 866 805 9504 or + 47 901 46 291
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)

Dated:  September 21, 2005                By:  /s/ Herbjorn Hansson
                                               ---------------------------
                                               Herbjorn Hansson
                                               Chairman, Chief Executive Officer
                                               and President

01318.0002 #602820